Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the inclusion in the Registration Statement on Form F-4 of AUM Bioscience Limited of our report dated March 31, 2022, except for Notes 1 and 10 as to which the date is March 10, 2023, with respect to our audit of Mountain Crest Acquisition Corp. V’s financial statements as of December 31, 2021 and for the period from April 8, 2021 (inception) to December 31, 2021, which appears in the Prospectus as part of this Registration Statement. Our report contained an explanatory paragraph regarding substantial doubt about Mountain Crest Acquisition Corp. V’s ability to continue as a going concern.

We also consent to the reference to our Firm under the caption “Experts” in such Prospectus.

/s/ UHY LLP

New York, New York

March 10, 2023